Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2025

Maroussi, Greece, May 21, 2025 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company”, “we”, “our”, “us” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three months ended March 31, 2025.

For the three months ended March 31, 2025, our revenues, net, were $9.6 million. For the same period, our time charter equivalent (“TCE”) revenues were $8.4 million, a decrease of $1.8 million, or 17.4%, over the comparable period in 2024. Our net income attributable to common shareholders for the first quarter ended March 31, 2025 was $0.8 million. For the first quarter of 2025, the net income per common share was $0.07 basic and diluted compared to the net income per common share of $0.33 basic and $0.30 diluted for the same period of 2024. Our Adjusted EBITDA for the three months ended March 31, 2025 was $3.5 million, a decrease of $2.5 million over the comparable period in 2024. Please see “Non-GAAP Measures and Definitions” below.

On January 30, 2025, we fully utilized the remaining amount under our previously authorized $3.0 million common share repurchase program. During the quarter ended March 31, 2025, we repurchased 67,534 PXS common shares at an average price of $3.91 per share, excluding brokerage commissions, or $264 thousand in total. Since the summer of 2023, we have acquired a total of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of the date of this press release, our common share repurchase program has expired, and 10,485,865 common shares are outstanding.

Our Chairman & CEO, Valentios Valentis, commented:

“Solid quarterly results despite challenging environment

We reported our first fiscal quarter, 2025 results with Revenues, net of $9.6 million, Adjusted EBITDA of $3.5 million and EPS of $0.07.

In sharp contrast to a robust Q1 of last year, the product tanker sector experienced lower charter rates due to slowing global economic activity as evidenced by softening global demand for transportation fuels. However, market conditions improved sequentially, supported by seasonal factors and underlying trade resilience. In the period ended March 31, 2025, our MR tankers generated an average TCE rate of $23,593 per day, which was up about 7% over Q4 2024 but 26% lower than Q1 of last year. Since the beginning of 2025, the product tanker environment has been in the process of normalizing with rates remaining above historical averages. As of May 20, 2025 our MRs were employed at an average estimated TCE of $21,600 per day, with 100% of our MR available days booked in the second quarter ending June 30, 2025. Our fleet of three modern eco-efficient MRs is currently employed under short-term time charters.

In the dry-bulk market, chartering conditions have remained subdued, weighed down by to soft demand for certain commodities and the continued deceleration of the Chinese economy. In the quarter ended March 31, 2025, our three mid-sized bulkers generated an average daily TCE rate of $13,013 which was a 12% improvement over the last quarter of 2024. As of May 20, 2025, our bulkers were employed at an average estimated TCE of $12,300 per day, with 62% of available days booked in the quarter ending June 30, 2025. We recently completed the second special surveys for our two Kamsarmaxes, which were re-delivered to us on time and on budget. All of our dry-bulk carriers are now employed under short-term time charters.

Positive outlook but greater uncertainty

For the remainder of 2025, we expect the chartering environment for both product tankers and the dry-bulk carriers to remain challenging. Global demand of seaborne cargoes for a broad range of refined petroleum products and dry-bulk commodities are expected to see modest growth for the year, accompanied by a normalization of ton-mile activity. The unpredictable trajectory of global tariffs is expected to adversely affect global economic activity with rising inflation and unemployment. Importantly, both sectors are expected to face limited direct exposure from tariffs. However, vessel supply is anticipated to increase in the second half of 2025 due to a pick-up in scheduled new build deliveries and minimal scrapping activity.

Historically, demand growth for many refined products and dry-bulk commodities has been reasonably correlated to global GDP growth. The International Monetary Fund recently revised its global growth forecast downward to 2.8% for 2025. According to BRS Ship Brokers (May 9, 2025), the MR orderbook stood at 316 tankers, or 17% of the global fleet, but 320 MRs, or 17.2%, are 20 years of age or more, creating a large pool of scrapping candidates. Net supply growth for MR2 of 5-6% this year is a fair estimate in our opinion. On the dry-bulk side, fleet growth for 2025 is expected to outpace demand growth which is expected to be 2.4%, according to the latest market study by Drewry. However, potential scrapping and slow-steaming of a large number of older, less efficient bulkers could help mitigate some of the pressure on chartering conditions. Overall, fundamental cargo demand is further supported by the ton-mile effects stemming from the continued hostilities of the Russian-Ukrainian war, tensions in the Middle East, as well as the resurgence of piracy off the east coast of Somalia and most recently, the conflict between India and Pakistan. While the prospect of peace and a shift toward more accommodative monetary policies by central banks offer some optimism, heightened macroeconomic uncertainty exacerbated by tariffs and other trade restrictions underscore the importance of maintaining a prudent and disciplined approach to operational and financial management.

We believe there will be compelling opportunities in the near future to expand our fleet of mid-sized, modern eco-efficient vessels in both the product tanker and dry-bulk sectors. In the meantime, we expect to continue to utilize our operating cash flow to further enhance balance sheet liquidity, repay scheduled debt and maintain strong technical and commercial performance of our high-quality fleet.”

Results for the three months ended March 31, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the three months ended March 31, 2025, we reported revenues, net of $9.6 million, or an 18.6% decrease from $11.8 million in the comparable 2024 period. Our net income attributable to common shareholders was $0.8 million, compared to a net income attributable to common shareholders of $3.4 million for the same period in 2024. Reported net income per common share was $0.07 basic and diluted, compared to net income per common share of $0.33 basic and $0.30 diluted, for the same period in 2024. The weighted average number of basic shares reduced to 10.4 million in the most recent period, mainly due to the common share buyback program. The average MR daily TCE rate during the first quarter of 2025 was $23,593 or 25.8% lower than the $31,790 MR daily TCE rate for the same period in 2024, due to increased unfixed days of 29 in the most recent period from nine days in 2024 and softer charter rates within the product tanker sector. The dry-bulk carriers had an average daily TCE rate of $13,013 for the first quarter of 2025 or 23.2% lower than the $16,950 daily TCE rate in the same period in 2024 due to poor charter rates in the dry bulk market. The revenue mix of the MRs for the first quarter of 2025 was 64% under short-term time charters and 36% from spot market employment, while the bulkers were only hired for short-term time charters. Adjusted EBITDA decreased by $2.5 million to $3.5 million in the first quarter of 2025 from $6.0 million for the same period in 2024.

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Tanker fleet	Three months ended March 31,
	2024		2025
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)
MR Revenues, net		$9,688	6,433
MR Voyage related costs and commissions		(1,295)	(747)
MR Time Charter Equivalent revenues [2]		$8,392	5,686

MR Total operating days		264	241
MR Daily Time Charter Equivalent rate [2]	$/d	31,790	23,593
Average number of MR vessels		3.0	3.0

Dry-bulk fleet	Three months ended March 31,
	2024		2025
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)
Dry-bulk Revenues, net [1]		$2,117	3,172
Dry-bulk Voyage related costs and commissions [1]		(355)	(465)
Dry-bulk Time Charter Equivalent revenues [1,2]		$1,762	2,707

Dry-bulk Total operating days [1]		104	208
Dry-bulk Daily Time Charter Equivalent rate [1,2]	$/d	16,950	13,013
Average number of Dry-bulk vessels [1]		1.5	3.0

Total fleet	Three months ended March 31,
	2024		2025
(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)
Revenues, net [1]		$11,805	9,605
Voyage related costs and commissions [1]		(1,650)	(1,212)
Time Charter Equivalent revenues [1,2]		$10,155	8,393

Total operating days [1]		368	449
Daily Time Charter Equivalent rate [1,2]	$/d	27,596	18,692
Average number of vessels [1,2]		4.5	6.0

[1]	a) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
b) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August, 2024

[2]	Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended March 31, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $9.6 million for the three months ended March 31, 2025, represented a decrease of $2.2 million, or 18.6%, from $11.8 million in the comparable period of 2024. In the first quarter of 2025, our average daily TCE rate for our MR fleet was $23,593, a $8,197 per day decrease from $31,790 for the same period in 2024. This decline in Revenues, net, was the result of softer charter rates as well as lower operating days of 241 in the first quarter of 2025 in comparison to the 264 in the same period of 2024. Also, in the most recent quarter, our dry-bulk average daily TCE rate was $13,013, a $3,937 per day decrease from $16,950 for the same period in 2024. This decrease was the result of lower dry-bulk charter rates offset by higher utilization to 88.1% in comparison to 76.5% in the same period, 2024. Total fleet ownership days in the first quarter of 2025 were 540, or an average of 6.0 vessels, compared with 409 days, or an average of 4.5 vessels, for the same period of 2024. This increase was due to the acquisition of the two Kamsarmax dry-bulk vessels, “Konkar Asteri” and “Konkar Venture” in 2024.

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Voyage related costs and commissions: Voyage related costs and commissions of $1.2 million in the first quarter of 2025, represented a decrease of $0.4 million, or 26.5%, from $1.7 million in the same period of 2024, primarily as a result of lower spot employment for our MRs from 82 days in the first quarter in 2024 to 61 days in the same period of 2025 partially offset by higher utilization in bulkers from 76.5% in the first quarter of 2024 to 88.1% in the same period of 2025. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $3.6 million for the three-month period ended March 31, 2025, represented an increase of $0.5 million, or 16.5%, from $3.1 million in the same period of 2024, reflecting the expansion of our fleet from the dry-bulk acquisitions in 2024. Vessel ownership days for the three-month period ended March 31, 2025 were 540 days compared to 409 for the same period, 2024.

General and administrative expenses: General and administrative expenses of $0.8 million for the first quarter of 2025 represented an increase of $0.1 million, or 14.0%, from $0.7 million in the same period of 2024. This increase reflects inflationary cost pressures, including the 2024 inflation rate adjustment of 2.74% in Greece, which was applied to the administrative fees payable to Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis.

Management fees: For the three months ended March 31, 2025, management fees charged from our tanker ship manager, Maritime, our dry-bulk ship manager, Konkar Shipping Agencies S.A. (“Konkar Agencies”), also an affiliate of Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the unaffiliated technical manager of our MRs, increased by $0.1 million to $0.5 million for the first quarter of 2025, primarily due to the fleet expansion into bulkers and the effects of inflationary conditions, including the application of the 2024 Greek inflation rate adjustment of 2.74% to the fees charged by the affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2025, remained flat compared to the same period of 2024. During the first quarter of 2025, “Konkar Venture” successfully completed her second Special Survey within 22 days. In addition, “Konkar Asteri” commenced her second Special Survey during the same period, with 12 days of work completed in the first quarter of 2025 and the remaining 10 days continuing into April 2025.

Depreciation: Depreciation of $1.9 million for the quarter that ended March 31, 2025, represented an increase of $0.4 million, or 27.5%, compared to $1.5 million in 2024. The increase reflects additional depreciation related to the acquired bulkers “Konkar Asteri” and “Konkar Venture”.

Interest and finance costs, net: Interest and finance costs for the quarter ended March 31, 2025, were $1.5 million, remained flat compared to the same period of 2024. This was primarily due to higher average debt levels being offset by lower SOFR referenced interest rates paid on all the floating rate bank debt, as well as the 2024 amendments to two of our loan agreements for the “Pyxis Lamda” and the “Pyxis Theta” which included reduced interest rate margins.

Interest income: Interest income of $0.4 million received during the quarter ended March 31, 2025, decreased $0.2 million compared to the same period in 2024, due to lower interest rates on deposits.

Loss attributable by non-controlling interest: Loss attributable by the non-controlling interest for the quarter ended March 31, 2025, was $0.25 million, compared to $38 thousand in the first quarter of 2024. This reflects the non-controlling interest (the “NCI”) in the joint ventures for the two dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

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Interim Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2024	2025

Revenues, net	$11,805	$9,605

Expenses:
Voyage related costs and commissions	(1,650)	(1,212)
Vessel operating expenses	(3,067)	(3,573)
General and administrative expenses	(731)	(833)
Management fees, related parties	(226)	(341)
Management fees, other	(122)	(126)
Amortization of special survey costs	(97)	(97)
Depreciation	(1,461)	(1,863)
Operating income	4,451	1,560

Other expenses, net:
Interest and finance costs	(1,493)	(1,477)
Interest income	654	434
Total other expenses, net	(839)	(1,043)

Net income	$3,612	$517

Loss attributable to non-controlling interest	38	249
Net income attributable to Pyxis Tankers Inc.	$3,650	$766

Dividend Series A Convertible Preferred Stock	(209)	—
Net income attributable to common shareholders	$3,441	$766

Income per common share, basic	$0.33	$0.07
Income per common share, diluted	$0.30	$0.07

Weighted average number of common shares, basic	10,508,560	10,422,515
Weighted average number of common shares, diluted	12,328,849	10,422.515

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Consolidated Balance Sheets

As of December 31, 2024 and March 31, 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	March 31,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,243	$23,193
Short-term investment in time deposits	17,000	17,000
Inventories	1,889	1,285
Trade accounts receivable, net	5,040	4,735
Prepayments and other current assets	706	761
Insurance claim receivable	245	246
Total current assets	46,123	47,220

FIXED ASSETS, NET:
Vessels, net	140,024	138,355
Advance for vessel additions	170	138
Total fixed assets, net	140,194	138,493

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1,350	1,350
Deferred dry-dock and special survey costs, net	1,214	1,871
Total other non-current assets	2,564	3,221
Total assets	$188,881	$188,934

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$7,561	$7,569
Trade accounts payable	2,107	2,760
Due to related parties	973	1,287
Hire collected in advance	111	713
Accrued and other liabilities	1,502	1,555
Total current liabilities	12,254	13,884

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	76,963	75,068
Total non-current liabilities	76,963	75,068

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2024 and at March 31, 2025)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,553,399 shares issued and outstanding as at December 31, 2024 and 10,485,865 at March 31, 2025, respectively)	11	11
Additional paid-in capital	98,035	97,836
Accumulated deficit	(4,670)	(3,904)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	93,376	93,943
Non-controlling interest	6,288	6,039
Total stockholders’ equity	99,664	99,982
Total liabilities and stockholders’ equity	$188,881	$188,934

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Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2024	2025
Cash flows from operating activities:
Net income	$3,612	$517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,461	1,863
Amortization of special survey costs	97	97
Amortization and write-off of financing costs	55	61
Amortization of restricted common stock grants	8	71
Changes in assets and liabilities:
Inventories	(1,984)	604
Due from/(to) related parties	486	314
Trade accounts receivable, net	777	305
Prepayments and other assets	(309)	(55)
Insurance claim receivable	—	(1)
Special survey cost	(4)	(295)
Trade accounts payable	(66)	144
Hire collected in advance	(325)	602
Accrued and other liabilities	403	52
Net cash provided by operating activities	$4,211	$4,279

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	—
Advance for vessel acquisition	(23,963)	—
Vessel additions	(17)	(144)
Vessel additions prepayments	—	32
Short-term investment in time deposits	(2,500)	—
Net cash used in investing activities	$(26,480)	$(112)

Cash flows from financing activities:
Proceeds from long-term debt	14,500	—
Repayment of long-term debt	(1,582)	(1,947)
Payment of financing costs	(142)	—
Preferred stock dividends paid	(195)	—
Common stock repurchase program	(197)	(270)
Net cash (used in)/provided by financing activities	$12,384	$(2,217)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(9,885)	1,950
Cash and cash equivalents and restricted cash at the beginning of the period	36,339	22,593
Cash and cash equivalents and restricted cash at the end of the period	$26,454	$24,543

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,295	$1,499
Unpaid portion of special survey cost	—	460
Unpaid portion of vessel additions	—	49

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Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, at March 31, 2025 was $82.6 million. Pursuant to our loan agreements, as of March 31, 2025, we were required to maintain a minimum cash balance of $1.35 million. Total cash and cash equivalents, including the minimum liquidity classified as restricted cash and cash that has been classified as a short-term investment in time deposits, aggregated $41.5 million as of March 31, 2025.

(Amounts in thousands of U.S. dollars)	December 31, 2024	March 31, 2025
Total funded debt, net of deferred financing costs	$84,524	$82,637

On March 31, 2025, our weighted average interest rate on our total funded debt for the three months ended March 31, 2025 was 6.68%. At that date, we had short-term interest-bearing investments of $17.0 million. Our next loan maturity is scheduled for December 2026 with a balloon principal payment of $12.2 million due on the 2017-built “Pyxis Lamda”.

On January 30, 2025, we fully utilized the remaining amount under our previously authorized $3.0 million common share repurchase program. During the quarter ended March 31, 2025, we repurchased 67,534 PXS common shares at an average price of $3.91 per share, excluding brokerage commissions, or $264 thousand in total. Since summer 2023, we have acquired a total of 730,683 common shares in the open market at an average cost of $4.03 per share, excluding commissions. As of the date of this report, our common share repurchase program has expired.

On March 31, 2025, we had a total of 10,485,865 common shares issued and outstanding of which Mr. Valentis beneficially owned 57.3%, and 1,592,465 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60 and expire October 13, 2025 (excluding 2,000 and 2,683 preferred share purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively and non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 1,986 have exercise prices of $8.75 and $5.60, respectively).

Subsequent Events

On April 10, 2025 “Konkar Asteri” successfully completed her second special survey, with 12 days of work performed during the first quarter of 2025 and the remaining 10 days of work completed in April.

On May 7, 2025 the Company signed a commitment letter with an existing bank for a “hunting license” loan facility of up to $45 million (the “Facility”) to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45-115K dwt. and/or dry bulk carriers between 60-85K dwt. Advances under the Facility, which can be as much as 62.5% of vessel purchase value, can be drawn-down anytime for a period of up to 18 months after closing of the Facility, which is expected to occur during June 2025. The balance of the purchase consideration would consist of cash equity on hand from the Company. Borrowings under the Facility would have an average interest rate of SOFR + margin of 1.9%. Each advance under the Facility would be repaid on a quarterly basis over five years from drawdown. The Facility would be secured by, among other things, any vessels acquired with the proceeds of the Facility and will contain certain financial and other covenants. The Company would incur a nominal fee to the lender during the drawdown period of the Facility. The closing of the Facility is subject to satisfactory execution of customary loan documentation.

Results of Annual Meeting of Shareholders of May 20, 2025

At the scheduled annual 2025 shareholder meeting, the Company’s shareholders re-elected Mr. Aristides Pittas as Class II Director to serve for a term of three years until the 2028 annual meeting.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges, such as interest income, loss from debt extinguishment, loss from financial derivative instrument and gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income, to EBITDA and Adjusted EBITDA:

Reconciliation of Net Income to EBITDA and Adjusted EBITDA	Three months ended March 31,
(Amounts in thousands of U.S. dollars)	2024	2025

Net income	$3,612	$517
Depreciation	1,461	1,863
Amortization of special survey costs	97	97
Interest and finance costs	1,493	1,477
EBITDA	$6,663	$3,954

Interest income	(654)	(434)
Adjusted EBITDA	$6,009	$3,520

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting Revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not calculated in accordance with U.S. GAAP.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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EBITDA, Adjusted EBITDA, Opex, Utilization and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

(Amounts in U.S. dollars per day)		Three months ended March 31,
		2024	2025
Tanker Fleet:
Eco-Efficient MR2
(2025: 3 vessels)	Daily TCE :	31,790	23,593
(2024: 3 vessels)	Opex per day:	7,221	7,322
	Utilization % :	96.7%	89.3%
Average number of MR vessels *		3.0	3.0

Dry-bulk Fleet:
(2025: 3 vessels) *	Daily TCE :	16,950	13,013
(2024: 2 vessels)	Opex per day:	7,927	5,911
	Utilization % :	76.5%	88.1%
Average number of Dry-bulk vessels *		1.5	3.0

Total Fleet:
(2025: 6 vessels) *	Daily TCE :	27,596	18,692
(2024: 5 vessels) *	Opex per day:	7,456	6,616
	Utilization % :	90.0%	88.7%
Average number of vessels *		4.5	6.0

As of May 20, 2025, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2024 and 2025, the vessels in our fleet were employed under time and spot charters.

*	a)	The dry-bulker “Konkar Asteri” was delivered to our joint venture on February 15, 2024 and commenced her initial charter on February 29, 2024.
	b)	The dry-bulker “Konkar Venture” was delivered to our joint venture on June 28, 2024 and continued her employment under the existing time charter through mid-August 2024.

Company Presentation

A presentation of our results is available on our website (http://www.pyxistankers com). However, none of the information contained on our website is incorporated into or forms a part of this report.

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Pyxis Tankers Fleet (as of May 20, 2025)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	20,000	Sep 2025
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	12,500	Jun 2025
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	12,000	May 2025
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	15,500	May 2025
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Lamda” is fixed on a time charter for 6 months +30/-15 days, at $20,000 per day.
3.	“Pyxis Theta” is fixed on a time charter for 12 months +/- 30 days, at $22,000 per day.
4.	“Pyxis Karteria” is fixed on a time charter for 12 months +/- 30 days, at $24,500 per day.
5.	“Konkar Ormi” is fixed on a time charter for 50 – 60 days, at $12,500 per day, plus an estimated scrubber compensation of $65,300.
6.	“Konkar Asteri” is fixed on a time charter for 35 – 40 days, at $12,000 per day, plus an estimated scrubber compensation of $44,100.
7.	“Konkar Venture” is fixed on a time charter for 40 – 45 days, at $15,500 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

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Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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